UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated October 9, 2013, announcing the closing of the Company's follow-on public offering of 340,000 shares of its 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-181076) declared effective by the Securities and Exchange Commission on May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: October 9, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

Box Ships Inc. Announces Closing of its $8.2 Million Follow-on Preferred Stock Offering

ATHENS, Greece, October 9, 2013 – Box Ships Inc. (NYSE:TEU) (the "Company") today closed its previously-announced public offering of 340,000 shares of its Series C Cumulative Redeemable Perpetual Preferred Stock (the "Series C Preferred Stock") at $24.00 per share. The gross proceeds from the offering before the underwriting discount and other offering expenses payable by the Company amounted to approximately $8.2 million. The Company has granted the underwriters a 45-day option to purchase up to an additional 51,000 shares of Series C Preferred Stock on the same terms and conditions to cover over-allotments, if any.  Following this offering, the Company has 898,333 shares of Series C Preferred Stock outstanding.

Dividends are payable on the Series C Preferred Stock at an initial rate of 9.00% per annum of the stated liquidation preference. The Series C Preferred Stock is listed on the New York Stock Exchange under the symbol "TEUPRC."

The net proceeds of the offering are expected to be used by the Company to repay the outstanding balance plus accrued interest of its unsecured loan with Paragon Shipping Inc., in an aggregate amount of approximately $6.1 million, and the remaining net proceeds are expected to be used for general corporate purposes, which may include the repayment of debt and the acquisition of vessels.

Maxim Group LLC, Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE MKT: LTS), MLV & Co. LLC and National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (OTCBB:NHLD), acted as the joint book-running managers and Henley & Company LLC acted a co-manager for the offering.

The offering was made pursuant to the Company's existing shelf registration statement previously filed with the Securities and Exchange Commission and declared effective.

The final prospectus supplement and the accompanying prospectus relating to the offering have been filed with the Securities and Exchange Commission ("SEC") and are available at the SEC's website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174 (or by telephone at 212-895-3745 or by email to syndicate@maximgrp.com).

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 8.7 years. The Company's common shares trade on the New York Stock Exchange under the symbol "TEU."  The Series C Preferred Stock trades on the New York Stock Exchange under the symbol "TEUPRC."

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made in this press release are "forward-looking statements" as defined by U.S. federal securities laws, such as those, among others, relating to the Company's expectations regarding the use of proceeds of this offering.  Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.  All forward-looking statements involve risks and uncertainties.  Actual results or developments may differ materially from those projected or implied in these forward-looking statements.  Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and other risks set forth in the prospectus for the offering described herein.

Contacts
Box Ships Inc.
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300